UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-30523
Cusip Number: [32111B104]

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR
For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

First National Bancshares, Inc.
Full Name of Registrant

Former Name if Applicable

215 N. Pine Street
Address of Principal Executive Office (Street and Number)

Spartanburg, South Carolina 29302
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

General

First National Bancshares, Inc. is a South Carolina corporation which serves as the holding company for First National Bank of the South, a national banking association (collectively referred to as the “Company,” “we” or “us”).

We are presently unable to complete our consolidated financial statements for the year ended December 31, 2008, and thereby to file our Annual Report on Form 10-K for this period, because (i) a pending waiver of covenant defaults on the line of credit to our holding company has not yet been obtained and (ii) a pending examination report from our bank’s regulator has not yet been received.   As further described below, we are diligently pursuing the completion of these pending items with a view towards filing our Annual Report on Form 10-K at the earliest date practicable.

Pending Waiver

We have requested and are awaiting the approval of the waiver of covenant defaults through December 31, 2009 by our lender on the line of credit to our holding company.  These covenant defaults involve our bank’s level of nonperforming loans to total loans, nonperforming assets to total assets, and our profitability for 2008.   We are currently operating under a waiver of these covenant defaults which is in place until the lender completes its quarterly review for the period ending December 31, 2008.  Based on conversations with our lender, we believe we will be able to obtain an extension of the waiver of these defaults through December 31, 2009.  However, our lender has informed us that its decision to grant the waiver will be subject to the results of the review of a substantial portion of our loan portfolio by a third party vendor.  Although this review is currently underway, it had not been completed by the due date of the Form 10-K.   We do not expect our independent registered public accounting firm to issue its opinion on our 2008 consolidated financial statements until it has reviewed the results of the third-party loan review described above.  We have been informed by our independent registered public accounting firm that its opinion regarding our 2008 consolidated financial statements could include a going concern explanatory paragraph if a waiver of these defaults through December 31, 2009 is not obtained.

Pending Regulatory Examination Report

We are awaiting the final report from our bank’s regulatory safety and soundness examination which was completed in November 2008.  Following this examination and as part of our ensuing discussions with our bank’s regulator, we have committed to taking various actions, including increasing our capital levels, reducing the level of criticized or nonperforming loans, enhancing our loan review procedures, increasing liquidity, and devoting resources to strategic capital planning.  We expect that these commitments and possibly others will be included in a formal enforcement action that we anticipate the bank will become subject to following our receipt of the final report from this examination.  We had not received the final examination report or the enforcement action by the due date of the Form 10-K.  We do not expect our independent registered public accounting firm to issue its opinion on our 2008 consolidated financial statements until it has reviewed the final examination report and evaluated the impact of the contents of this report and the forthcoming anticipated formal enforcement action on our 2008 consolidated financial statements.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Kitty B. Payne	(864)	594-5694
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

   ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report operating earnings of $2.0 million for the year ended December 31, 2008, as compared to $4.1 million for the year ended December 31, 2007.  Estimated operating earnings are reported prior to estimated adjustments for non-operating items, net of tax effects, as follows:  $8.8 million in the provision for loan losses, for specific impairment charges related to the increase in nonperforming assets during 2008, $1.8 million in expenses related to nonperforming assets, specifically carrying costs and impairment charges on other real estate owned; and a non-cash accounting charge for goodwill impairment of $28.7 million, as described further below.

We anticipate that these estimated adjustments to operating earnings will result in a net loss of $37.3 million for the year ended December 31, 2008 as compared to net income of $4.1 million for the year ended December 31, 2007.   The expected net loss for 2008 is based on information available to us as of March 31, 2009; the net loss reported in the audited consolidated financial statements filed with our Annual Report on Form 10-K may be impacted by the effect of events subsequent to the date of this report.

Use of Certain Non-GAAP Financial Measures

This report contains financial information determined by methods other than in accordance with Generally Accepted Accounting Principles ("GAAP"). This report includes a reconciliation between our GAAP net loss and operating earnings. We believe that such non-GAAP measures are useful because they enhance the ability of investors and management to evaluate and compare our operating results from period to period in a meaningful manner. Non-GAAP measures should not be considered as an alternative to any measure of performance as promulgated under GAAP, and investors should consider the Company's impairment charges on nonperforming loans and other real estate owned during 2008 when assessing the performance of the Company. Non-GAAP measures have limitations as analytical tools and investors should not consider them in isolation or as a substitute for analysis of the Company's results as reported under GAAP.

	Year Ended December 31,
	2008	2007
Reconciliation of GAAP to Non-GAAP Measures
($ in thousands)
Expected net income/(loss) (GAAP)	$(37,347)	$4,060
Non-operating items, net of tax effect:
Impairment of goodwill	28,732	-
Impairment charges in loan loss provision	8,805	-
Impairment charges and carrying costs on other real estate owned	1,114	-
Foregone interest income on nonperforming loans	718	88
Operating earnings (net income/(loss), excluding non-operating items)	$2,022	$4,148

Highlights of Expected Results of Operations

The impact of the current economic challenges facing the banking industry negatively impacted our results of operations during 2008 which included our first net loss for a reporting period since we recorded our first quarterly profit in the fourth quarter of 2001.  We expect to report the following results of operations for the year ended December 31, 2008:

Provisions for loan losses increased as a result of the increase in our nonperforming assets.

Our nonperforming assets increased dramatically during 2008 due to the severe housing downturn and real estate market deterioration in each of our market areas.  As a result, we expect to record a provision for loan losses during 2008 of $15.5 million, as compared to $1.4 million during 2007.  Included in the expected provision for loan losses of $15.5 million recorded during 2008 is $14.0 million which was recorded to reflect specific impairment charges related to the increase in our nonperforming assets during the year, in excess of the general provision for loan losses recorded for 2008 of $1.5 million. The Coastal Region of our franchise, primarily the counties in and around Charleston, South Carolina, has been particularly affected by the volatility and weakness in the residential housing market. These conditions have negatively affected the economy in this region of our state, making it especially difficult for a higher percentage of borrowers in this region to repay their loans to us than in other regions.   We expect to report that, as of December 31, 2008, our nonperforming assets were between $52 million and $58 million, as compared to $38.0 million as of September 30, 2008.   As of December 31, 2007, our nonperforming assets were $14.3 million.

The net interest margin declined from 2007 to 2008 as a result of the rapidly declining interest rate environment and continued liquidity pressure.

During 2008, in an effort to alleviate liquidity, capital and other balance sheet pressures on financial institutions, the Federal Reserve lowered the federal funds rate from 4.25% in January of 2008 to near zero percent by the end of 2008.  The benchmark two-year Treasury yield began 2008 at a high of 3.05% but had decreased to 0.77% as of December 31, 2008 and the ten-year Treasury yield, which began 2008 at 4.03%, closed 2008 at 2.21%.    These dramatic changes in market interest rates have resulted in a lower net interest margin for us in 2008 as compared to previous periods, which also caused our 2008 earnings to suffer.  The unprecedented interest rate reductions by the Federal Reserve described above had a negative impact on our net interest margin since interest rate cuts reduced the yield on our adjustable rate loans immediately, but our deposit costs did not fall as quickly or as far in response to these interest rate reductions since liquidity pressure in the retail deposit markets has kept these costs high.

Although the net interest margin fell by 82 basis points from 3.39% in 2007 to 2.57% in 2008, the increase in earning assets resulted in an increase of 14.3% in net interest income, which was relatively lower than the 62% increase in noninterest expense from 2007 to 2008.  The net interest income increased to $20.0 million from $17.5 million in 2007, while noninterest expenses were $22.9 million for 2008, as compared to $14.2 million in 2007.  The relatively higher increase in noninterest expenses occurred primarily as a result of added operating costs related to the $220.9 million in assets added from the acquisition of Carolina National Corporation (Nasdaq:  CNCP) that closed on January 31, 2008.  In addition, higher noninterest expenses were incurred in 2008 to reflect the costs associated with the higher level of nonperforming assets from 2007 to 2008.  These expenses include impairment charges on the value of other real estate owned, salaries of personnel performing the duties of managing nonperforming assets and various carrying costs related to the foreclosed properties owned by our bank.

A noncash accounting charge will be recorded in 2008 to reflect the impairment of goodwill required to be evaluated as a result of declining stock prices for financial institutions.

We expect to record an after-tax noncash accounting charge of $28.7 million during the fourth quarter of 2008 as a result of our annual testing of goodwill for impairment as required by accounting standards.  The impairment analysis was negatively impacted by the unprecedented weakness in the financial markets. The first step of the goodwill impairment analysis involves estimating a hypothetical fair value and comparing that with the carrying amount or book value of the entity; our initial comparison suggested that the carrying amount of goodwill exceeded its implied fair value due to our low stock price, consistent with that of most publicly-traded financial institutions.  Therefore, we were required to perform the second step of the analysis to determine the amount of the impairment.  We prepared a discounted cash flow analysis which established the estimated fair value of the entity and conducted a full valuation of the net assets of the entity.  Following these procedures, we determined that no amount of the net asset value could be allocated to goodwill and we expect to record the impairment to the goodwill balance as a noncash accounting charge to our earnings in 2008. Our regulatory and tangible capital ratios are not affected by this noncash impairment charge.

The preliminary results of operations that we expect to report for the year ended December 31, 2008 described above are unaudited and are subject to change in our Annual Report on Form 10-K when filed with the SEC.

Capital

Our expected loss for 2008 will adversely impact our projected capital position by eroding our capital cushion.  As a result, we have been pursuing a plan to raise additional capital in order to strengthen our balance sheet and satisfy the commitments we expect to make to our bank regulator in this area.  In light of deteriorating economic conditions in the United States, increased levels of nonperforming assets, and our level of expected losses for the year ended December 31, 2008, the need to raise capital in the short-term has become more critical to us.

Our application for participation in the TARP Capital Purchase Program has not been accepted.  Therefore, we have withdrawn our application.  We are actively pursuing a variety of other capital raising efforts.  However, at present, the market for new capital for banks is limited and uncertain.  Accordingly, we cannot be certain of our ability to raise capital on terms that satisfy our goals with respect to our capital ratios.  If we are able to raise additional capital, it would likely be on terms that are substantially dilutive to current common shareholders.

In light of the current period of volatility in the financial markets and our projected net loss for 2008, our board of directors did not declare a dividend for the first quarter of 2009 to our preferred shareholders.   The board expects to evaluate the decision to declare future dividends to preferred shareholders on a quarterly basis and may resume payment of these dividends in future quarters.  We are also evaluating the possibility of deferring future quarterly interest payments on our trust preferred securities as allowed by the terms of the underlying documents for similar reasons.

Special Cautionary Notice Regarding Forward-Looking Statements

This filing, including information included or incorporated by reference in this filing, contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to the financial condition, results of operations, plans, objectives, future performance, and business of First National. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words “may,” “would,” “could,” “should,” “will,” “expect,” “anticipate,” “predict,” “project,” “potential,” “continue,” “assume,” “believe,” “intend,” “plan,” “forecast,” “goal,” and “estimate,” as well as similar expressions, are meant to identify such forward-looking statements.  Potential risks and uncertainties that could cause our actual results to differ materially from those anticipated in our forward-looking statements include, but are not limited to the following:

•	our efforts to raise capital or otherwise increase our regulatory capital ratios;

•	the effects of these efforts on our balance sheet, liquidity, capital and profitability;

•	whether our lender will foreclose on the line of credit to our holding company;

•	our ability to retain our existing customers including our deposit relationships;

•	adequacy of the level of our allowance for loan losses;

•
reduced earnings due to higher credit losses generally and specifically potentially because losses in our residential real estate loan portfolio are greater than expected due to economic factors, including declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors;

•	reduced earnings due to higher credit losses because our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral;

•	the rate of delinquencies and amounts of charge-offs;

•	the rates of historical loan growth and the lack of seasoning of our loan portfolio;

•	the amount of our real estate-based loans, and the weakness in the commercial real estate market;

•	increased funding costs due to market illiquidity, increased competition for funding or regulatory requirements;

•	significant increases in competitive pressure in the banking and financial services industries;

•	changes in the interest rate environment which could reduce anticipated or actual margins;

•	construction delays and cost overruns related to the expansion of our branch network;

•	changes in political conditions or the legislative or regulatory environment;

•
general economic conditions, either nationally or regionally and especially in our primary service areas, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;

•	changes occurring in business conditions and inflation;

•	changes in technology;

•	changes in deposit flows;

•	changes in monetary and tax policies;

•	changes in accounting principles, policies or guidelines;

•	our ability to maintain effective internal control over financial reporting;

•
our reliance on secondary sources such as Federal Home Loan Bank advances, Federal Reserve Bank discount window borrowings, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits including brokered deposits, to meet our liquidity needs;

•	adverse changes in asset quality and resulting credit risk-related losses and expenses;

•	loss of consumer confidence and economic disruptions resulting from terrorist activities or other military actions;

•	changes in the securities markets;

•	reduced earnings from not realizing the expected benefits of the acquisition of Carolina National or from unexpected difficulties integrating the acquisition;

•	whether there will be changes or adjustments from the financial data included in this filing to the financial data in our Annual Report on Form 10-K filing;

•	our expectations about the timing of filing of our Annual Report on Form 10-K; and

•	other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

We have based our forward-looking statements on our current expectations about future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee you that these expectations will be achieved. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

These risks are exacerbated by the recent developments in national and international financial markets, and we are unable to predict what effect these uncertain market conditions will have on us.  During 2008, the capital and credit markets have experienced extended volatility and disruption.  In the last 150 days, the volatility and disruption have reached unprecedented levels.  There can be no assurance that these unprecedented recent developments will not continue to materially and adversely affect our business, financial condition and results of operations, as well as our ability to raise capital or other funding for liquidity and business purposes.

First National Bancshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2009	By:	Jerry L. Calvert
Jerry L. Calvert, President and Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).